Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

23 March 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Resignation of Director

In accordance with ASX Listing Rule 3.16.1, we hereby confirm that Mr Dean Seavers has resigned as a non-executive director of James Hardie Industries plc effective 21 March 2022 (US time).

Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895